Exhibit 99.2

Notice of Annual General & Special Meeting of Shareholders

You are hereby given notice of the Annual General & Special Meeting of the Shareholders of Denison Mines Corp. (“Denison” or the “Company”).

When	Where
Monday, May 12, 2025 11:30 a.m. (Eastern Time) Please plan to vote in advance of the meeting.	The offices of the Company 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1 There will be no reception, management presentation or refreshments.

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of the Company for the year ended December 31, 2024, along with the auditor’s report on the statements;
(b) to approve the re-appointment of KPMG LLP as the Company’s auditor for the upcoming year, and to authorize the directors to fix its remuneration;
(c) to elect eight directors to the Board of Directors for the upcoming year;
(d) to pass, with or without variation, a special resolution, to authorize the Board of Directors of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario);
(e) to pass, with or without variation, an ordinary resolution, to approve the Company’s amended and restated Share Unit Plan;
(f) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and
(g) to transact such other business as may properly come before the Meeting.

The Company is not aware of any items of business to be brought before the Meeting other than those noted above and further described in the accompanying Management Information Circular (the “Circular”). If you held shares in Denison on March 24, 2025, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important. We recommend you vote your shares in advance of the meeting.

We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting. Only registered shareholders and duly appointed proxyholders will be permitted at the meeting.

We also recommend you refer to the Annual General Meeting page of the Company’s website at www.denisonmines.com for the most up-to-date information regarding the meeting.

2025 DENISON NOTICE OF MEETING

How to Vote:

This notice is accompanied by the Circular which describes who can vote, how to vote, and what the Meeting will cover.

Please vote by using the proxy form or voting instruction form, as applicable, included with the “notice and access” notification and return it before 11:30 a.m. (Eastern Time) on May 8, 2025 in accordance with the instructions provided.

Meeting Materials:

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website by April 8, 2025 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar by April 8, 2025.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from Denison by calling 1-888-260-4455 or by sending an email to info@denisonmines.com. We recommend requests be made no later than April 28, 2025. Please note that Denison cannot guarantee delivery, and delivery could be subject to delay.

The 2024 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2024, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR+ and EDGAR or on request by contacting the Company.

Contact Us:

If you have questions about the matters to be considered at the meeting and/or if you wish to obtain additional information about Denison’s business, please do not wait until the Meeting. You can contact the Company directly:

Online:	www.denisonmines.com and https://denisonmines.com/investors/agm-information/
Email:	info@denisonmines.com
Regular Mail:	1100 - 40 University Avenue, Toronto, Ontario M5J 1T1
Phone:	416-979-1991 or 1-888-260-4455

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated March 28, 2025

2025 DENISON NOTICE OF MEETING